SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

————————————

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

PEOPLESOFT, INC.

(Name of Subject Company)

PEOPLESOFT, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

712713106

(CUSIP Number of Class of Securities)

————————————

Craig Conway
President and Chief Executive Officer
PeopleSoft, Inc.
4460 Hacienda Drive, Pleasanton, California 94588-8618
(925) 225-3000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Douglas D. Smith, Esq.
Gibson, Dunn & Crutcher LLP
One Montgomery Street
San Francisco, California 94104
(415) 393-8200

     [   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Purpose of Amendment

     The purpose of this amendment is to amend and supplement Items 3, 6 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by PeopleSoft, Inc. (the “Company") on June 11, 2003 and subsequently amended, and to add additional Exhibits to Item 9 and revise the Exhibit Index accordingly.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

     Item 3 is hereby amended and supplemented as follows:

     On August 4, 2003, Michael Maples was granted an option to purchase 60,000 shares of the Company’s common stock in connection with his election to the Company’s board of directors on July 18, 2003. Mr. Maples was previously a director of J.D. Edwards & Company (“J.D. Edwards”). These options, which have an exercise price of $16.62 per share, will fully vest upon a change in control of the Company.

     On August 5, 2003, the Compensation Committee of the board of directors granted options to purchase an aggregate of 800,000 shares of the Company’s common stock to the Company’s executive officers. These options have an exercise price of $16.56 per share. Of these options, the option to purchase 375,000 shares granted to Craig A. Conway, President and Chief Executive Officer, and the option to purchase 75,000 shares granted to Kevin T. Parker, Executive Vice President, Finance and Administration and Chief Financial Officer, will fully vest upon a change in control.

Item 6. Interest in Securities of the Subject Company

     Item 6 is hereby amended and supplemented as follows:

     Except as described below and except as disclosed in the Schedule 14D-9 previously filed by the Company, as subsequently amended, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

		Nature of	Number Shares of
Name	Date of Transaction	Transaction	Common Stock	Purchase/Sale Price

Nanci Caldwell	07/30/03	Sale*	1,562	$16.60
Nanci Caldwell	06/30/03	Purchase**	648	$14.93
Nanci Caldwell	08/05/03	Sale*	1,563	$16.56
Guy Dubois	08/05/03	Sale*	3,125	$16.52
David A. Duffield	07/30/03	Sale*	25,000	$16.62
David A. Duffield	08/06/03	Sale*	25,000	$16.53
David A. Duffield	08/13/03	Sale*	25,000	$16.70
Michael P. Gregoire	07/30/03	Sale*	1,562	$16.64
Michael P. Gregoire	08/05/03	Sale*	1,563	$16.51
Ram Gupta	08/05/03	Sale*	3,125	$16.65
Anne S. Jordan	06/30/03	Purchase**	648	$14.93
Anne S. Jordan	08/05/03	Sale***	280	$16.56
Kevin T. Parker	06/30/03	Purchase**	648	$14.93
Kevin T. Parker	07/30/03	Sale*	8,333	$16.60
Kevin T. Parker	08/05/03	Sale*	2,188	$16.55
Philip W. Wilmington	07/30/03	Sale*	1,562	$16.64
Philip W. Wilmington	08/05/03	Sale*	3,125	$16.51

*	Sale pursuant to Rule 10b5-1(c) trading plan.

**	Acquisition pursuant to participation in the Company’s Employee Stock Purchase Plan.

***	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of restricted stock in accordance with Rule 16b-3.

Item 8. Additional Information

     Item 8 is hereby amended and supplemented as follows:

     On August 12, 2003, the Company filed an amended complaint in its pending suit against Oracle Corporation (“Oracle”) and Pepper Acquisition Corp., originally commenced on June 13, 2003 in the California Superior Court for the County of Alameda. In the suit, the Company alleges that in connection with Oracle’s tender offer, the defendants have engaged in: (i) unfair trade practices in violation of California’s Business and Professions Code; (ii) acts of unlawful interference with the Company’s contracts with its customers; (iii) acts of unlawful interference with the Company’s relationships with its prospective customers; and (iv) acts of unlawful disparagement of the Company’s products and services. The Company seeks an injunction precluding defendants’ unfair trade practices and other unlawful actions, and prohibiting defendants from proceeding further with the tender offer. The Company also seeks restitution and damages. The Company’s amended complaint, portions of which have been filed with the court under seal, alleges extensive new facts about Oracle management’s ongoing acts of unfair trade practices, including its efforts to disrupt PeopleSoft’s customer relationships. The complaint also alleges new information concerning Oracle’s deliberate campaign to mislead PeopleSoft customers about Oracle’s plans to support PeopleSoft products. In addition, the complaint incorporates claims of interference with customers of J.D. Edwards, now a subsidiary of the Company. Having completed its acquisition of J.D. Edwards, the Company is consolidating the two companies’ claims against Oracle and Pepper Acquisition Corp. into a single lawsuit and, therefore, will voluntarily dismiss J.D. Edwards’ previously filed lawsuits in other courts. The complaint continues to seek injunctive relief, restitution and damages, including damage caused to J.D. Edwards.

     On August 8, 2003, Oracle announced that it has extended its tender offer for all of the Company’s common stock to 12:00 midnight, New York City time, on Friday, September 19, 2003. The tender offer was previously set to expire at 12:00 midnight, New York City time, on Friday, August 15, 2003.

     Oracle also announced that of the close of business on Friday, August 8, 2003, a total of 37,708,208 shares had been tendered in and not withdrawn from the tender offer, representing less than 11% of the Company’s outstanding shares.

Item 9. Materials to Be Filed as Exhibits

Exhibit No.	Document

*(a)(1)	Press release issued by PeopleSoft on June 12, 2003
*(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003)
**(a)(3)	Letter, dated June 13, 2003, to PeopleSoft’s stockholders
***(a)(4)	Letter to customers issued June 16, 2003 (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)
***(a)(5)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 17, 2003 425 filing)
****(a)(6)	Press release issued by CRN (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(7)	Press release issued by CNET News.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)

Exhibit No.	Document

****(a)(8)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s June 13, 2003 425 filing)
****(a)(9)	Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda
****(a)(10)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)
****(a)(11)	Press release issued by ComputerWeekly.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(12)	Press release issued by The Motley Fool (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(13)	Press release issued by the Higher Education User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(14)	Text of information posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing)
****(a)(15)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing)
****(a)(16)	Press release issued by the Distributors & Manufacturers’ User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(17)	Press release issued by the Connecticut Attorney General’s Office
****(a)(18)	Press release issued by PeopleSoft on June 20, 2003
*****(a)(19)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)
*****(a)(20)	Letter to PeopleSoft employees (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)
*****(a)(21)	Press release issued by eWeek (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)
*****(a)(22)	Press release issued by the Healthcare Industry User Group (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)
*****(a)(23)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)
*****(a)(24)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)
*****(a)(25)	Text of International Customer Advisory Board’s e-mail posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)
*****(a)(26)	Press release issued by Quest (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)
*****(a)(27)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)
*****(a)(28)	Transcript of TriNet webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)
*****(a)(29)	Transcript of CNBC webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)
*****(a)(30)	Press release issued by the International Customer Advisory Board (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)
*****(a)(31)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing)
*****(a)(32)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing)
*****(a)(33)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)
*****(a)(34)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)

Exhibit No.	Document

*****(a)(35)	Advertisement placed by PeopleSoft on July 2, 2003 (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)
******(a)(36)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 7, 2003 425 filing)
******(a)(37)	Press release issued by InformationWeek (incorporated by reference to PeopleSoft’s July 8, 2003 425 filing)
******(a)(38)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 14, 2003 425 filing)
******(a)(39)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing)
******(a)(40)	Press release issued by CRMDaily.com (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing)
******(a)(41)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 18, 2003 425 filing)
******(a)(42)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 22, 2003 425 filing)
******(a)(43)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing)
******(a)(44)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing)
(a)(45)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 28, 2003 425 filing)
(a)(46)	Press release issued by International Customer Advisory Board and Quest (incorporated by reference to PeopleSoft’s July 29, 2003 425 filing)
(a)(47)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s August 13, 2003 425 filing)
(a)(48)	Redacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda
*(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders
*(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 1999)
*(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001)

*	Previously filed as an exhibit to PeopleSoft’s Schedule 14D-9 filed with the SEC June 12, 2003.

**	Previously filed as an exhibit to PeopleSoft’s Amendment No. 1 to Schedule 14D-9 filed with the SEC June 13, 2003.

***	Previously filed as an exhibit to PeopleSoft’s Amendment No. 2 to Schedule 14D-9 filed with the SEC June 17, 2003.

****	Previously filed as an exhibit to PeopleSoft’s Amendment No. 3 to Schedule 14D-9 filed with the SEC June 20, 2003.

*****	Previously filed as an exhibit to PeopleSoft’s Amendment No. 4 to Schedule 14D-9 filed with the SEC July 3, 2003.

******	Previously filed as an exhibit to PeopleSoft’s Amendment No. 5 to Schedule 14D-9 filed with the SEC July 25, 2003.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PEOPLESOFT, INC.

By:	/s/ KEVIN T. PARKER

Kevin T. Parker Executive Vice President Finance and Administration, Chief Financial Officer (Principal Financial and Accounting Officer)

Date: August 14, 2003

Exhibit No.	Document

*(a)(1)	Press release issued by PeopleSoft on June 12, 2003
*(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003)
**(a)(3)	Letter, dated June 13, 2003, to PeopleSoft’s stockholders
***(a)(4)	Letter to customers issued June 16, 2003 (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)
***(a)(5)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 17, 2003 425 filing)
****(a)(6)	Press release issued by CRN (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(7)	Press release issued by CNET News.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(8)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s June 13, 2003 425 filing)
****(a)(9)	Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda
****(a)(10)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)
****(a)(11)	Press release issued by ComputerWeekly.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(12)	Press release issued by The Motley Fool (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(13)	Press release issued by the Higher Education User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(14)	Text of information posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing)
****(a)(15)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing)
****(a)(16)	Press release issued by the Distributors & Manufacturers’ User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(17)	Press release issued by the Connecticut Attorney General’s Office
****(a)(18)	Press release issued by PeopleSoft on June 20, 2003
*****(a)(19)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)
*****(a)(20)	Letter to PeopleSoft employees (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)
*****(a)(21)	Press release issued by eWeek (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)
*****(a)(22)	Press release issued by the Healthcare Industry User Group (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)
*****(a)(23)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)
*****(a)(24)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)
*****(a)(25)	Text of International Customer Advisory Board’s e-mail posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)
*****(a)(26)	Press release issued by Quest (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)
*****(a)(27)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 25, 2003

Exhibit No.	Document

425 filing)
*****(a)(28)	Transcript of TriNet webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)
*****(a)(29)	Transcript of CNBC webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)
*****(a)(30)	Press release issued by the International Customer Advisory Board (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)
*****(a)(31)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing)
*****(a)(32)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing)
*****(a)(33)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)
*****(a)(34)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)
*****(a)(35)	Advertisement placed by PeopleSoft on July 2, 2003 (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)
******(a)(36)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 7, 2003 425 filing)
******(a)(37)	Press release issued by InformationWeek (incorporated by reference to PeopleSoft’s July 8, 2003 425 filing)
******(a)(38)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 14, 2003 425 filing)
******(a)(39)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing)
******(a)(40)	Press release issued by CRMDaily.com (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing)
******(a)(41)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 18, 2003 425 filing)
******(a)(42)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 22, 2003 425 filing)
******(a)(43)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing)
******(a)(44)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing)
(a)(45)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 28, 2003 425 filing)
(a)(46)	Press release issued by International Customer Advisory Board and Quest (incorporated by reference to PeopleSoft’s July 29, 2003 425 filing)
(a)(47)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s August 13, 2003 425 filing)
(a)(48)	Redacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda
*(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders
*(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 1999)
*(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001)

*	Previously filed as an exhibit to PeopleSoft’s Schedule 14D-9 filed with the SEC June 12, 2003.

**	Previously filed as an exhibit to PeopleSoft’s Amendment No. 1 to Schedule 14D-9 filed with the SEC June 13, 2003.

***	Previously filed as an exhibit to PeopleSoft’s Amendment No. 2 to Schedule 14D-9 filed with the SEC June 17, 2003.

****	Previously filed as an exhibit to PeopleSoft’s Amendment No. 3 to Schedule 14D-9 filed with the SEC June 20, 2003.

*****	Previously filed as an exhibit to PeopleSoft’s Amendment No. 4 to Schedule 14D-9 filed with the SEC July 3, 2003.

******	Previously filed as an exhibit to PeopleSoft’s Amendment No. 5 to Schedule 14D-9 filed with the SEC July 25, 2003.